SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

Semitool, Inc.

(Name of Subject Company (Issuer))

Jupiter Acquisition Sub, Inc. (Offeror)

Applied Materials, Inc. (Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

816909105

(CUSIP Number of Class of Securities)

Joseph J. Sweeney, Esq.

Senior Vice President, General Counsel and Corporate Secretary

Applied Materials, Inc.

3050 Bowers Avenue

P.O. Box 58039

Santa Clara, California 95052-8039

(408) 727-5555

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Keith A. Flaum, Esq.

Lorenzo Borgogni, Esq.

Dewey & LeBoeuf LLP

1950 University Avenue, Suite 500

East Palo Alto, CA 92612

(650) 845-7000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$373,489,952	$20,841

*	Estimated solely for the purpose of calculating the registration fee in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the product of (i) $11.00 (i.e. the tender offer price) and (ii) 33,953,632, the estimated maximum number of shares of Semitool common stock to be acquired in the tender offer (which number is composed of 32,751,356 shares of Semitool common stock outstanding as of November 16, 2009, 1,192,226 shares of Semitool common stock issuable upon the exercise of outstanding options having an exercise price of less than $11.00 and 10,050 shares of Semitool common stock subject to restricted stock units).
**	The amount of the filing fee calculated in accordance with the Exchange Act equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11(d) under the Exchange Act and Fee Rate Advisory #3 for fiscal year 2010, issued October 30, 2009.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: N/A	Form or registration no.: N/A
Filing Party: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Jupiter Acquisition Sub, Inc., a Montana corporation (“Acquisition Sub”) and a wholly-owned subsidiary of Applied Materials, Inc., a Delaware corporation (“Applied”), to purchase all of the outstanding shares of common stock, no par value per share, of Semitool, Inc., a Montana corporation (“Semitool”), at a purchase price of $11.00 per share, net to the seller in cash, without interest thereon and less any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2009, and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively. This Schedule TO is being filed on behalf of Acquisition Sub and Applied. The information set forth in the Offer to Purchase, including Schedule I thereto, and the related Letter of Transmittal, is hereby expressly incorporated by reference in answer to Items 1 through 9 and 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under the heading “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Semitool, Inc., a Montana corporation. Semitool’s principal executive offices are located at 655 West Reserve Drive, Kalispell, Montana 59901. Semitool’s telephone number at that address is (406) 752-2107.

(b) The information set forth under the heading “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth under Section 6 (Price Range of Shares of Semitool Common Stock; Dividends on Shares of Semitool Common Stock) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule TO is filed by Acquisition Sub and Applied. The information set forth under Section 9 (Certain Information Concerning Acquisition Sub and Applied) and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth under Sections 8 (Certain Information Concerning Semitool), 9 (Certain Information Concerning Acquisition Sub and Applied), 11 (Background of the Offer) and 12 (Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements) of the Offer to Purchase is incorporated herein by reference. Except as set forth therein, there have been no negotiations, transactions or material contacts during the past two (2) years which would be required to be disclosed under this Item 5 between any of Acquisition Sub or Applied or any of their respective subsidiaries or, to the best knowledge of Acquisition Sub and Applied, any of those persons listed on Schedule I of the Offer to Purchase, on the one hand, and Semitool or any of its affiliates, on the other, concerning a merger, a consolidation or acquisition, a tender offer for or other acquisition of securities, an election of directors or a sale or transfer of a material amount of assets.

ITEM 6.	PURPOSES OF THIS TRANSACTION AND PLANS OR PROPOSALS.

The information set forth under the heading “Introduction” and Sections 6 (Price Range of Shares of Semitool Common Stock; Dividends on Shares of Semitool Common Stock), 7 (Effect of the Offer on the Market for Semitool Common Stock; Nasdaq Listing of Semitool Common Stock; Exchange Act Registration of Semitool Common Stock; Margin Regulations), 11 (Background of the Offer), 12 (Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements) and 14 (Certain Legal Matters) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth under Section 10 (Source and Amount of Funds) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth under the heading “Introduction” and Sections 8 (Certain Information Concerning Semitool), 9 (Certain Information Concerning Acquisition Sub and Applied), 11 (Background of the Offer), 12 (Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements) and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth under the heading “Introduction” and Section 15 (Fees and Expenses) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not Applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1)	The information set forth under Sections 9 (Certain Information Concerning Acquisition Sub and Applied), 11 (Background of the Offer) and 12 (Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements) of the Offer to Purchase is incorporated herein by reference.

(a)(2)	The information set forth under Section 14 (Certain Legal Matters) of the Offer to Purchase is incorporated herein by reference.

(a)(3)	The information set forth under Section 14 (Certain Legal Matters) of the Offer to Purchase is incorporated herein by reference.

(a)(4)	The information set forth under Sections 7 (Effect of the Offer on the Market for Semitool Common Stock) and 14 (Certain Legal Matters) of the Offer to Purchase is incorporated herein by reference.

(a)(5)	The information set forth under Section 14 (Certain Legal Matters) of the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)	Offer to Purchase, dated November 19, 2009.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)	Instructions for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Joint Press Release issued by Applied Materials, Inc. and Semitool, Inc. on November 17, 2009 (incorporated by reference to the Form 8-K filed by Applied Materials, Inc. with the Securities and Exchange Commission on November 17, 2009).

(a)(8)	Summary Newspaper Advertisement published in The Wall Street Journal on November 19, 2009.

(a)(9)	Press Release issued by Applied Materials, Inc. on November 19, 2009.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of November 16, 2009, by and among Applied Materials, Inc., Jupiter Acquisition Sub, Inc. and Semitool, Inc.

(d)(2)	Noncompetition Agreement, dated as of November 16, 2009, by Larry E. Murphy in favor of and for the benefit of Applied Materials, Inc.

(d)(3)	Noncompetition Agreement, dated as of November 16, 2009, by Raymon F. Thompson in favor of and for the benefit of Applied Materials, Inc.

(d)(4)	Form of Tender and Support Agreement, dated as of November 16, 2009, by and among Applied Materials, Inc., Jupiter Acquisition Sub, Inc. and each of the following: Raymon F. Thompson and Ladiene A. Thompson (and/or related trusts); Howard A. Bateman; Donald P. Bauman; Timothy C. Dodkin; Daniel J. Eigeman; Charles P. Grenier; Steven C. Stahlberg; Steven R. Thompson; Larry E. Murphy; Larry A. Viano; James L. Right; Paul M. Siblerud; Klaus Pfeifer and Richard C. Hegger.

(d)(5)	Consulting Agreement, dated as of November 16, 2009, between Applied Materials, Inc. and Raymon F. Thompson.

(d)(6)	Offer Letter, dated as of November 16, 2009, between Applied Materials, Inc. and Larry E. Murphy.

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

JUPITER ACQUISITION SUB, INC.

By:	/s/ Thomas T. Edman
Name:	Thomas T. Edman
Title:	President

APPLIED MATERIALS, INC.

By:	/s/ Joseph J. Sweeney
Name:	Joseph J. Sweeney
Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated: November 19, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated November 19, 2009.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)	Instructions for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Joint Press Release issued by Applied Materials, Inc. and Semitool, Inc. on November 17, 2009 (incorporated by reference to the Form 8-K filed by Applied Materials, Inc. with the Securities and Exchange Commission on November 17, 2009).

(a)(8)	Summary Newspaper Advertisement published in The Wall Street Journal on November 19, 2009.

(a)(9)	Press Release issued by Applied Materials, Inc. on November 19, 2009.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of November 16, 2009, by and among Applied Materials, Inc., Jupiter Acquisition Sub, Inc. and Semitool, Inc.

(d)(2)	Noncompetition Agreement, dated as of November 16, 2009, by Larry E. Murphy in favor of and for the benefit of Applied Materials, Inc.

(d)(3)	Noncompetition Agreement dated as of November 16, 2009, by Raymon F. Thompson in favor of and for the benefit of Applied Materials, Inc.

(d)(4)	Form of Tender and Support Agreement, dated as of November 16, 2009, by and among Applied Materials, Inc., Jupiter Acquisition Sub, Inc. and each of the following: Raymon F. Thompson and Ladiene A. Thompson (and/or related trusts); Howard A. Bateman; Donald P. Bauman; Timothy C. Dodkin; Daniel J. Eigeman; Charles P. Grenier; Steven C. Stahlberg; Steven R. Thompson; Larry E. Murphy; Larry A. Viano; James L. Right; Paul M. Siblerud; Klaus Pfeifer and Richard C. Hegger.

(d)(5)	Consulting Agreement, dated as of November 16, 2009, between Applied Materials, Inc. and Raymon F. Thompson.

(d)(6)	Offer Letter, dated as of November 16, 2009, between Applied Materials, Inc. and Larry E. Murphy.

(g)	Not applicable.

(h)	Not applicable.